Exhibit 21.1

LIST OF SUBSIDIARIES

The organizational chart below sets forth all subsidiaries of China Energy Recovery, Inc. and includes information about the state or other jurisdiction of incorporation of each subsidiary. Unless otherwise noted, each subsidiary does not conduct business under any other name than its legal name.

*This entity also does business under the name “Haie.”